Hi all,

First off—*thank you*. Your ongoing support and cheerleading over the last (insane) month and a half have meant the world. A few updates for you all.

🚀 **We're Launching on Wefunder (https://wefunder.com/wild.rye)!**

We've been considering an equity crowd-raise for a while, but considering what we're up against today, now's the perfect time. It's time to get extra scrappy! We're excited to open up ownership opportunities to our broader community. If you're not familiar with Wefunder, you can learn more about the platform and what a crowd raise is here.

- We're in the process of finalizing our Form C, the legal documentation required to officially launch. In the meantime, we can accept investment reservations here. Once we do launch more publicly **my big ask to you: please help us spread the word.**
  - If you're active on LinkedIn, I'd be so grateful if you could like, comment, and share my post when it goes live (hopefully next week). - I'll shoot you all another note as soon as it goes live on LinkedIn.
  - Know someone who might be interested in investing in Wild Rye? Please send them our way.

For Existing Investors (that's you!)

- We're offering a **$10M valuation cap** for the first **$300K** of follow-on investment. After that, the cap moves to **$13M**. To avoid platform fees and preserve your cap table line, I can facilitate direct investments **outside** of Wefunder - please just reach out.